# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Permian Resources Corporation, CIK 0001658566
CUSIP: 71424F105
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 300 N. Marienfeld St, Suite 1000, Midland, Texas (TX), 79701
Date of event which requires filing of this statement: 03/03/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001726182

## Reporting persons
- Bold Energy Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 11,102,746; aggregate amount beneficially owned 11,102,746 (1.35% of the class)
  Comment: Row 5, 6, 8 and 9. Bold Energy Holdings, LLC, a Texas limited liability company ("Bold"), directly holds 11,102,746 shares of Class C common stock, $0.0001 par value per share ("Class C Common Stock"), of Permian Resources Corporation, a Delaware corporation (the "Permian"), and an equivalent number of common units representing limited liability company interests ("OpCo Units") in Permian Resources Operating, LLC ("OpCo"). Pursuant to the Seventh Amended and Restated Limited Liability Company Agreement of OpCo entered into in connection with the Closing (as defined below) (the "OpCo LLCA"), each member of OpCo (other than Permian and its subsidiaries) has the right to cause OpCo to redeem all or a portion of such member's OpCo Units in exchange for, at OpCo's option, an equal number of shares of Class A Common Stock, par value $0.0001 per share ("Class A Common Stock" and, each of the Class A Common Stock and Class C Common Stock, "Common Stock"), of Permian or a cash amount in lieu of shares of Class A Common Stock, as determined in accordance with the OpCo LLCA. Upon redemption of an Opco Unit, a share of Class C Common Stock shall be surrendered by the holder and cancelled by Permian. The Class A Common Stock, Class C Common Stock and OpCo Units are collectively referred to herein as "Securities." Pursuant to a Voting Trustee Agreement, dated as of November 1, 2023 (the "Voting Trustee Agreement"), with respect to all of the reported shares of Class C Common Stock directly held by Bold (including any shares of Class A Common Stock issued upon redemption thereof), Bold (a) irrevocably transferred and assigned all voting rights and responsibilities associated with such shares to U.S. Bank Trust Company, National Association, as the voting trustee (the "Voting Trustee"), and (b) granted the Voting Trustee an irrevocable proxy with respect to any matters submitted to a vote of the holders of shares of Common Stock under Permian's organizational documents. Therefore, the Voting Trustee, pursuant to the Voting Trustee Agreement, may be deemed to have the sole right to direct the voting of all of the reported shares of Class C Common Stock directly held by Bold (including any shares of Class A Common Stock issued upon redemption thereof). EnCap Energy Capital Fund IX, L.P., a Texas limited partnership ("EnCap Fund IX") and EnCap Partners GP, LLC, a Delaware limited liability company ("EnCap Partners GP"), through their indirect ownership of Bold, may each be deemed to share the right to direct the disposition of all of the reported shares of Class C Common Stock directly held by Bold (including any shares of Class A Common Stock issued upon redemption thereof). Bold disclaims beneficial ownership of the reported Securities except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Securities for the purposes of Section 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or any other purpose.
  
  Row 11. This calculation is based on an assumed combined total of 823,116,182 shares of Class A Common Stock, which consists of (a) 812,013,436 shares of Class A Common Stock outstanding as of February 20, 2026, as reported by Permian in its Form 10-K (the "Form 10-K") filed with the Securities and Exchange Commission (the "Commission") on February 26, 2026 and (b) 11,102,746 shares of Class C Common Stock directly held by Bold as of March 3, 2026 (along with an equivalent number of OpCo Units, but no other shares of Class C Common Stock or OpCo Units) that are assumed to be exchanged for newly issued shares of Class A Common Stock on a one-for-one basis. There were a total of 24,247,985 shares of Class C Common Stock outstanding as of February 20, 2026, as reported by Permian in the Form 10-K.
- EnCap Energy Capital Fund VIII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- EnCap Energy Capital Fund IX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 11,102,746; aggregate amount beneficially owned 11,102,746 (1.35% of the class)
  Comment: Row 5, 6, 8 and 9. EnCap Fund IX owns 100% of the membership interests of Bold. Bold directly holds 11,102,746 shares of Class C Common Stock and an equivalent number of OpCo Units, which together are exchangeable for shares of Class A Common Stock. Pursuant to the Voting Trustee Agreement, with respect to all of the reported shares of Class C Common Stock directly held by Bold (including any shares of Class A Common Stock issued upon redemption thereof), Bold (a) irrevocably transferred and assigned all voting rights and responsibilities associated with such shares to the Voting Trustee and (b) granted the Voting Trustee an irrevocable proxy with respect to any matters submitted to a vote of the holders of shares of Common Stock under Permian's organizational documents. Therefore, the Voting Trustee, pursuant to the Voting Trustee Agreement, may be deemed to have the sole right to direct the voting of all of the reported shares of Class C Common Stock directly held by Bold (including any shares of Class A Common Stock issued upon redemption thereof). EnCap Fund IX, through its direct ownership of Bold, may be deemed to share the right to direct the disposition of all of the reported shares of Class C Common Stock directly held by Bold (including any shares of Class A Common Stock issued upon redemption thereof). EnCap Fund IX disclaims beneficial ownership of the reported Securities except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Securities for the purposes of Section 13(g) of the Exchange Act or any other purpose.
  
  Row 11. This calculation is based on an assumed combined total of 823,116,182 shares of Class A Common Stock, which consists of (a) 812,013,436 shares of Class A Common Stock outstanding as of February 20, 2026, as reported by Permian in the Form 10-K and (b) 11,102,746 shares of Class C Common Stock directly held by Bold as of March 3, 2026 (along with an equivalent number of OpCo Units, but no other shares of Class C Common Stock or OpCo Units) that are assumed to be exchanged for newly issued shares of Class A Common Stock on a one-for-one basis. There were a total of 24,247,985 shares of Class C Common Stock outstanding as of February 20, 2026, as reported by Permian in the Form 10-K.
- EnCap Energy Capital Fund XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 6,480,476; aggregate amount beneficially owned 6,480,476 (0.8% of the class)
  Comment: Row 5, 6, 8 and 9. EnCap Energy Capital Fund XI, L.P., a Texas limited partnership ("EnCap Fund XI"), directly holds 6,480,476 shares of Class A Common Stock. Pursuant to the Voting Trustee Agreement, with respect to all of the reported shares of Class A Common Stock directly held by EnCap Fund XI, EnCap Fund XI (a) irrevocably transferred and assigned all voting rights and responsibilities associated with such shares to the Voting Trustee and (b) granted the Voting Trustee an irrevocable proxy with respect to any matters submitted to a vote of the holders of shares of Common Stock under Permian's organizational documents. Therefore, the Voting Trustee, pursuant to the Voting Trustee Agreement, may be deemed to have the sole right to direct the voting of all of the reported shares of Class A Common Stock directly held by EnCap Fund XI. EnCap Partners GP, through its indirect ownership of EnCap Fund XI, may be deemed to share the right to direct the disposition of all of the reported shares of Class A Common Stock directly held by EnCap Fund XI. EnCap Fund XI disclaims beneficial ownership of the reported Securities except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Securities for the purposes of Section 13(g) of the Exchange Act or any other purpose.
  
  Row 11. This calculation is based on 812,013,436 shares of Class A Common Stock outstanding as of February 20, 2026, as reported by Permian in the Form 10-K.
- EnCap Partners GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 17,583,222; aggregate amount beneficially owned 17,583,222 (2.14% of the class)
  Comment: Row 5, 6, 8 and 9. EnCap Partners GP is the sole general partner of EnCap Partners, LP, which is the managing member of EnCap Investments Holdings, LLC, which is the sole member of EnCap Investments GP, L.L.C. ("EnCap Investments GP"), which is the general partner of EnCap Investments L.P. ("EnCap Investments"), which is the general partner of EnCap Equity Fund VIII GP, L.P. and EnCap Equity Fund IX GP, L.P., each of which are the general partners of EnCap Fund VIII, L.P., a Texas limited partnership ("EnCap Fund VIII") and EnCap Fund IX, respectively. EnCap Fund IX owns 100% of the membership interests of Bold. EnCap Investments is also the sole member of EnCap Equity Fund XI GP, LLC, which is general partner of EnCap Equity Fund XI GP, L.P. ("Fund XI GP"), which is general partner of EnCap Fund XI (together with EnCap Fund VIII and EnCap Fund IX, the "EnCap Funds"). Pursuant to the Voting Trustee Agreement, with respect to all of the reported shares of Common Stock directly held by Bold and each of the EnCap Funds, Bold and the EnCap Funds (a) irrevocably transferred and assigned all voting rights and responsibilities associated with such shares to the Voting Trustee and (b) granted the Voting Trustee irrevocable proxies with respect to any matters submitted to a vote of the holders of shares of Common Stock under Permian's organizational documents. Therefore, (i) the Voting Trustee, pursuant to Voting Trustee Agreement, may be deemed to have the sole right to direct the voting of all of the reported shares of Common Stock directly held by Bold and the EnCap Funds and (ii) EnCap Partners GP, through its indirect ownership of Bold and the EnCap Funds, may be deemed to share the right to direct the disposition of all such shares. EnCap Partners GP disclaims beneficial ownership of the reported Securities except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Securities for the purposes of Section 13(g) of the Exchange Act or any other purpose.
  
  Row 11. This calculation is based on an assumed combined total of 823,116,182 shares of Class A Common Stock, which consists of (a) 812,013,436 shares of Class A Common Stock outstanding as of February 20, 2026, as reported by Permian in the Form 10-K and (b) 11,102,746 shares of Class C Common Stock directly held by Bold as of March 3, 2026 (along with an equivalent number of OpCo Units, but no other shares of Class C Common Stock or OpCo Units) that are assumed to be exchanged for newly issued shares of Class A Common Stock on a one-for-one basis. There were a total of 24,247,985 shares of Class C Common Stock outstanding as of February 20, 2026, as reported by Permian in the Form 10-K.
- U.S. Bank Trust Company, National Association: type of reporting person: bank (BK); citizenship or place of organization: United States (X1); sole voting power 17,583,222; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 17,583,222 (2.14% of the class)
  Comment: Row 5, 6 and 9. Includes (a) 11,102,746 shares of Class C Common Stock directly held by Bold and (b) 6,480,476 shares of Class A Common Stock directly held by EnCap Fund XI. Pursuant to the Voting Trustee Agreement, with respect to all of the reported shares of Common Stock directly held by Bold and each of the EnCap Funds, Bold and the EnCap Funds (a) irrevocably transferred and assigned all voting rights and responsibilities associated with such shares to the Voting Trustee and (b) granted the Voting Trustee irrevocable proxies with respect to any matters submitted to a vote of the holders of shares of Common Stock under Permian's organizational documents. Therefore, the Voting Trustee, pursuant to Voting Trustee Agreement, may be deemed to have the sole right to direct the voting of all of the reported shares of Common Stock directly held by Bold and the EnCap Funds. The Voting Trustee disclaims beneficial ownership of the reported Securities except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Securities for the purposes of Section 13(g) of the Exchange Act or any other purpose.
  
  Row 11. This calculation is based on an assumed combined total of 823,116,182 shares of Class A Common Stock, which consists of (a) 812,013,436 shares of Class A Common Stock outstanding as of February 20, 2026, as reported by Permian in the Form 10-K and (b) 11,102,746 shares of Class C Common Stock directly held by Bold as of March 3, 2026 (along with an equivalent number of OpCo Units, but no other shares of Class C Common Stock or OpCo Units) that are assumed to be exchanged for newly issued shares of Class A Common Stock on a one-for-one basis. There were a total of 24,247,985 shares of Class C Common Stock outstanding as of February 20, 2026, as reported by Permian in the Form 10-K.
  
  Explanatory Note
  
  This Amendment No. 2 amends and supplements the Schedule 13G filed with the Securities and Exchange Commission on November 3, 2023, as amended and supplemented by Amendment No. 1 filed with the Securities and Exchange Commission on February 13, 2024 (the "Prior Schedule 13G"). Only those items that are hereby reported are amended; all other items reported in the Prior Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 1. Issuer
Name of issuer: Permian Resources Corporation
Address of issuer's principal executive offices: 300 N. Marienfeld St, Suite 1000, Midland, Texas, 79701.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Bold Energy Holdings, LLC: EnCap Energy Capital Fund IX, L.P., Sole Member (03/05/2026)
- Bold Energy Holdings, LLC: EnCap Equity Fund IX GP, L.P., General Partner (03/05/2026)
- Bold Energy Holdings, LLC: EnCap Investments L.P., General Partner (03/05/2026)
- Bold Energy Holdings, LLC: EnCap Investments GP, L.L.C., General Partner (03/05/2026)
- Bold Energy Holdings, LLC: /s/ Douglas E. Swanson, Jr., Managing Director (03/05/2026)
- EnCap Energy Capital Fund VIII, L.P.: EnCap Equity Fund VIII GP, L.P., General Partner (03/05/2026)
- EnCap Energy Capital Fund VIII, L.P.: EnCap Investments L.P., General Partner (03/05/2026)
- EnCap Energy Capital Fund VIII, L.P.: EnCap Investments GP, L.L.C., General Partner (03/05/2026)
- EnCap Energy Capital Fund VIII, L.P.: /s/ Douglas E. Swanson, Jr., Managing Director (03/05/2026)
- EnCap Energy Capital Fund IX, L.P.: EnCap Equity Fund IX GP, L.P., General Partner (03/05/2026)
- EnCap Energy Capital Fund IX, L.P.: EnCap Investments L.P., General Partner (03/05/2026)
- EnCap Energy Capital Fund IX, L.P.: EnCap Investments GP, L.L.C., General Partner (03/05/2026)
- EnCap Energy Capital Fund IX, L.P.: /s/ Douglas E. Swanson, Jr., Managing Director (03/05/2026)
- EnCap Energy Capital Fund XI, L.P.: EnCap Equity Fund XI GP, L.P., General Partner (03/05/2026)
- EnCap Energy Capital Fund XI, L.P.: EnCap Equity Fund XI GP, LLC, General Partner (03/05/2026)
- EnCap Energy Capital Fund XI, L.P.: EnCap Investments L.P., Sole Member (03/05/2026)
- EnCap Energy Capital Fund XI, L.P.: EnCap Investments GP, L.L.C., General Partner (03/05/2026)
- EnCap Energy Capital Fund XI, L.P.: /s/ Douglas E. Swanson, Jr., Managing Director (03/05/2026)
- EnCap Partners GP, LLC: /s/ Douglas E. Swanson, Jr., Managing Director (03/05/2026)
- U.S. Bank Trust Company, National Association: /s/ Quinton M. DePompolo, Quinton M. DePompolo, Vice President (03/05/2026)
Comment: As Voting Trustee